SIDLEY AUSTIN LLP 1001 PAGE MILL ROAD BUILDING 1 PALO ALTO, CA 94304 +1 650 565 7000 +1 650 565 7100 FAX AMERICA • ASIA PACIFIC • EUROPE

May 2, 2022

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Claire Erlanger Eiko Yaoita Pyles

Re:	SMART Global Holdings, Inc. Form 10-K for the Fiscal Year Ended August 27, 2021 Filed October 25, 2021 File No. 001-38102

Ladies and Gentlemen:

SMART Global Holdings, Inc. (the “Company”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission received by letter dated April 19, 2022 concerning the Form 10-K for the fiscal year ended August 27, 2021 filed October 25, 2021. We have reviewed and discussed your comments with representatives of the Company, which has instructed us to submit the responses set forth in this letter on its behalf. For your convenience, the comment is repeated in italics below.

Form 10-K for the Fiscal Year Ended August31 [sic], 2021

Revenue and Customer Contract Balances, page 86

We note from your disclosure that you disaggregate revenue by segment and geography and by product and service revenue. However, we note that in the quarterly earnings calls, you disclose revenue by end market. For example, in the earnings call for the quarter ended February 26, 2022, you disclose that net sales by end market for the second quarter of 2022 was as follows: mobile and PCs was 23%; network and telecom, 11%; servers and storage, 15%; AI, data analytics and machine learning, 12%; advanced lighting, 24%; and industrial, defense and other, 15%. Please revise your notes to the financial statements in future filings to include this additional disaggregated revenue information as instructed in the guidance in ASC 606-10-55-89 through 91, or explain why you do not believe such disclosure is necessary.

Sidley Austin (CA) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

The Company respectfully acknowledges the Staff’s comment, and in response it has reviewed the guidance in ASC 606-10-50-5 and the related implementation guidance in ASC 606-10-55-89 through 55-91 with respect to additional disclosures of disaggregated revenues. In summary, the Company has determined that its current revenue disaggregation disclosures in its filings appropriately depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors, and that going forward, it will not regularly provide percentage break-outs for revenue by end market in its earnings calls. The Company does not use end-market information to evaluate its financial performance or to make resource allocation decisions, and the Company does not believe it would be beneficial to users of the financial statements to imply that it does so by including end-market information in its earnings calls or in its notes to the financial statements. The Company’s analyses of its disclosures of disaggregated revenue include the following:

1.

Line of Business. The Company is organized around three lines of business—Memory Solutions, Intelligent Platforms Solutions and LED Solutions—which target different market opportunities. In its segment disclosures under ASC 280-10-50-22 in Quarterly and Annual Reports, the Company discloses revenue from external customers for these lines of business, each of which is a reportable segment. The Company notes that this segment operational data is the most important disaggregated data that the Company’s Chief Operating Decision Maker regularly reviews and uses in managing the Company’s business. As a result of the product and service offerings, as well as the business models, of each segment, the Company believes the nature, amount, timing and uncertainty of revenues and cash flows are generally similar within each segment, but may differ and/or be affected by differing economic factors across segments. Accordingly, the Company provides segment disclosures in accordance with ASC 280-10-50-22 and disaggregated revenue by market in accordance with ASC 606-10-50-5.

2.

Type of good or service. The Company includes disaggregated revenue by products and professional services and logistics services in its Quarterly and Annual Reports, as it believes the nature, amount, timing and uncertainty of revenue and cash flows differ and/or may be affected by differing economic factors across such categorization based on type of good or service. For example, revenue from the Company’s logistics business, whereby the Company performs procurement, logistics, inventory management, temporary warehousing, kitting and/or packaging services on behalf of its customers, is recognized on an agent basis.

3.

Geographical region. The Company’s segment disclosures under ASC 280-10-50-41 in its Annual Reports disclose revenue by geographic area based on customer ship-to locations. The Company notes, however, that its revenues across geographic regions exhibit similar economic characteristics and also note that there is not a significant level of disparity in the nature, amount, timing and uncertainty of revenues and cash flows.

4.

End market. The Company has concluded that disaggregation of revenue by end markets would not provide useful information to investors because the nature, amount, timing and uncertainty of revenue and cash flows for its end markets and effects of economic factors do not vary meaningfully by end market. Specifically, the Company generally does not enter into contracts by end market, but instead by business unit, as described above, and as such the Company’s working capital and payment and credit terms vary by line of business, not by end market. In addition, demand risks for the Company’s end markets have similar characteristics in that they are impacted by macro-economic factors such as general business and governmental spending, gross domestic product growth and other broad measures of economic activity.

The Company acknowledges that disaggregation of revenue by end market has been included in the Company’s earnings calls, but notes that this is a legacy practice, and that the information is not used by the Company’s Chief Operating Decision Maker or management generally in managing the business.

At most, the Company views end-market identification as helpful for illustrative purposes to provide investors and commercial counterparties with an understanding of the end markets the Company is in or entering, particularly as the Company’s business has evolved organically and through acquisitions in recent years, and that it is not concentrated in any one end market. The Company notes that a detailed percentage breakdown is not necessary for this purpose, and as such, it will instead generally discuss its end markets in a more qualitative manner.

In certain instances, the Company may provide further information regarding revenue by end market if such information is meaningful for a particular period. However, these references are provided for directional purposes to give investors some further information on the Company’s overall revenue performance and what category or subcategory of products may have shown stronger or weaker results than in the previous period. These references are not meant to imply that there are unique risk characteristics that would impact how the nature, amount, timing and uncertainty of revenue and cash flows may be affected by economic factors.

In the future, to the extent changes in end-market demand for the Company’s products and services do drive material period-to-period fluctuations or trends in operating results, the Company will identify and discuss such changes in its conference calls and include such information in its periodic reports in its period-to-period analysis, factors affecting operating results and/or risk factors, as appropriate.

Please feel free to contact me at (650) 565-7123 or mwellington@sidley.com with any questions or comments. Thank you for your time and attention with respect to this matter.

Sincerely,

/s/ Martin A. Wellington

Martin A. Wellington

cc:	Anne Kuykendall, SMART Global Holdings, Inc.